Exhibit 3.1.10

ARTICLES OF MERGER
of
CATHAY MERCHANT GROUP, INC.
into
CATHAY MERCHANT GROUP (WYOMING), INC.

Pursuant to the provisions of the Wyoming Business Corporation Act, the undersigned corporations adopt the following articles of merger:

1.	The Plan of Merger is as follows: Cathay Merchant Group, Inc., a Delaware corporation (“Cathay Delaware”), will merge with and into Cathay Merchant Group (Wyoming), Inc. (“Cathay Wyoming”), a Wyoming corporation and wholly-owned subsidiary of Cathay Delaware, with Cathay Wyoming as the surviving corporation, the terms and conditions of which are set out in an Agreement and Plan of Merger dated March 11, 2005 (the “Merger Agreement”), between Cathay Delaware and Cathay Wyoming (the “Merger”).

2.	The Merger Agreement was adopted by Cathay Wyoming by consent of its sole shareholder.

3.	At an annual and special meeting of the shareholders of Cathay Delaware, held on ______________, 2005 (the “Meeting”), all of the holders of Cathay Delaware’s 18,796,829 shares of common stock, par value $0.10 per share (the “Shares”) were entitled to vote for or against the adoption of the Merger Agreement at the Meeting.

4.	At the Meeting, _____________ votes, representing ____% of the Shares were cast in favor of adopting the Merger Agreement and _______________ votes, representing ____% of the Shares were cast against the adoption of the Merger Agreement. In accordance with the Wyoming Business Corporation Act, the number of the Shares cast in favor of adopting the Merger Agreement was sufficient for approval of the Merger by all of the voting groups of Cathay Delaware.

5.	All entities party to the Merger Agreement have complied with the laws of their respective jurisdiction of organization concerning the Merger.

CATHAY MERCHANT GROUP, INC. Per: ___________________________________________ By: Date:
CATHAY MERCHANT GROUP (WYOMING), INC. Per: ___________________________________________ By: Date: